SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

February 4, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Kane, Esq.
   Mail Stop 7010

Re:	Cavico Corp. (the “Company”) Form 10-SB Filed October 23, 2007 File No. 000-52870

Dear Ms. Kane:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 2 to the Company’s registration statement on Form 10-SB (the “Registration Statement”) that was filed initially on October 23, 2007. One of the copies has been marked to show changes from the Registration Statement.

By letter dated January 24, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on amendment No. 1 to the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Description of Business. page 3

1. We note your response to prior comment S. Please explain, if true, that Cavico Vietnam is your wholly-owned subsidiary, as indicated under “Subsidiaries”. Then, please explain how you came to own Cavico Vietnam and whether that was part of the asset acquisition. As currently described, you acquired assets from Cavico Vietnam, which then spun off the shares of Cavico that you issued in exchange for the assets to its shareholders. You subsequently transferred the assets back to Cavico Vietnam. Please explain what the business purpose of this asset transfer was and what consideration you received for the asset transfer, as well has how you acquired ownership of Cavico Vietnam.

The Company has made revisions to the Registration Statement to clarify the following issues:

Cavico Vietnam is the Company’s wholly-owned subsidiary as previously stated in the Registration Statement. For emphasis, the Company has repeated this in a number of places. See pages 3, 17 and 32 of the Registration Statement.

The Company has clarified that the acquisition of Cavico Vietnam occurred in steps. Specifically, as a result of legal restrictions on foreign ownership of Vietnamese companies, the acquisition of Cavico Vietnam could not be completed outright without government approval. Rather, as an interim step, the Company was required to acquire the assets of Cavico Vietnam which then continued to be used and operated by Cavico Vietnam under the Company's control until the acquisition of Cavico Vietnam as an entity was formalized. The approval of the acquisition of Cavico Vietnam by the relevant government authorities was granted in January 2007. Following this approval and the acquisition of Cavico Vietnam, the assets that were previously acquired from Cavico Vietnam were transferred back to that entity which now operates as our wholly-owned subsidiary.

2. We note your response to prior comment 6. Under “Operations” on page 4, please disclose that it is your belief that you are the “first company to use TBM tunnel technology in Vietnam”

The Company has made revisions in accordance with the Staff’s comment. See page 4 of the Registration Statement.

Management’s Discussion of and Analysis or Plan of Operation. page 17

Results of Operations. page 19

3. We note your revised disclosure in response to prior comment 17. However, please state whether the restructuring of your ownership levels in your subsidiaries will impact your results of operations. If so, please briefly describe how the restructuring will affect your results of operations.

The Company has added disclosure in accordance with the Staff’s comment. See page 20 of the Registration Statement.

Liquidity and Capital Resources, page 22

4. Your revised liquidity analysis provides information that is readily available from the face of your financial statements rather than relevant information to gain an understanding into the key drivers contributing to the material changes in your working capital accounts. For example, your revised disclosure does not explain the 43% increase in inventory and 95% increase in accounts payable from the year ended December 31, 2005, to December 31, 2006. Please revise your tiling to include a discussion of these and other material factors impacting your operating activities during fiscal 2006, as well as the most recent quarter presented. Refer to SEC Release 33-8350, available at the SEC website at www.sec.gov./rules/interp/3 3-835 0.htm.

The Company has added disclosure in accordance with the Staff’s comment. See page 22 of the Registration Statement.

Description of Property, page 23

5. We note that you have “land use rights with respect to 15,000 square feet of land in Hanoi.” Please briefly describe what you mean by land use rights, including the duration of these rights and any restrictions on your ability to use or develop the land.

The Company has added disclosure detailing some of the land use right issues. See page 23 of the Registration Statement.

6. We note that you have a “long term land lease (70 years) in Son La consisting of an area if 160 hectares” and that “this parcel of land was granted to the company in payment for its services in the general area.” Please clarify that this 160 hectare parcel was granted to you in payment for the development of the Chieng Ngan 400 hectare new urban area in Son La. Additionally, please briefly describe any restrictions on your ability to use or develop the land.

The Company has added disclosure in accordance with the Staff’s comment. See page 23 of the Registration Statement.

Directors and Executive Officers. Promoters and Control Persons, page 28

7. We note your response to prior comment 25~ however, it appears that certain persons arc still identified differently throughout your filing. Please revise to correctly identify each person.

•	CEO/Chairman Ha Quang Bui. On pages 31, F-15, and F-34, you identify him as Bui Quang Ha

•	Vice-President/Director Hung Manh Turn. On pages 31, F-IS, and F-34, you identify him as Tran Manh Hung.

•	Chief Financial Officer Edward K. Chi. You identified him as Chi Edward K in --Exhibit 10.1, which was previously filed. Please file an amended Exhibit 10.1 to correctly identify him.

The Company has made revisions throughout the document to make the naming of the various executives consistent. The Company advises the Staff supplementally that confusion sometimes arises respecting the naming of Vietnamese nationals since it is not uncommon in Vietnam to interchange a person’s first and last name. The agreement with Mr. Chi has been refiled to correct his name.

8. We note your revised disclosure in response to prior comment 27. However, Hung Manh Tran’s employment history remains unclear. Please specify his business experience during the past five years, including the relevant dates for each position held.

The Company has made revisions in accordance with the Staff’s comment. See page 28 of the Registration Statement.

9. Under “Committees of the Board” on page 30, please clarify that you have three separate board committees: an Audit Committee, a Compensation Committee, and a Nominating Committee. Additionally, please clearly identify the members of the Audit Committee. Lastly, it appears that your Nominating Committee is performing the function of your Compensation Committee. Please clarify or revise accordingly.

The Company has made revisions in accordance with the Staff’s comment. See page 30 of the Registration Statement.

Executive Compensation, page 30

10. We note your response to prior comment 31. In the filing, please include a footnote to the Summary Compensation Table indicating where in the registration statement an investor will find disclosure regarding all assumptions made in the valuation of the stock awards.

The Company has added disclosure explaining how the Company arrived at the $0.01 per share valuation. See page 30 of the Registration Statement.

Revenue Recognition. page F-9

11. We note your response to prior comment 39 and the disclosures relating to revenue recognition on pages F-9 and 18. We have the following comments:

•
Your discussion of the sale of finished goods states revenue is recognized “at the date of shipment” when “delivery is completed.” Please disclose the typical shipping terms of your finished goods (i.e. FOB shipping or FOB destination). Clarify whether revenue is recognized upon shipment or receipt and when title is actually passed to the customer.

The Company has added disclosure in accordance with the Staff’s comment. See page F-9 of the Registration Statement.

•
Please clarify the nature of the “service revenue” discussed on page F-9. If service revenue includes material sales from different types of services (e.g. construction services, building maintenance, etc.), please expand the disclosure to discuss the revenue recognition policy for each revenue stream, including the key terms and conditions of your agreements that affect revenue recognition.

The Company has deleted references to service income since it is not applicable and replaced it with rental income relating to the rent of equipment. See page F-9 of the Registration Statement.

•
Provide us with a more detailed discussion of your revenue recognition process for service revenue. Explain what is meant by the measurement of “contract outcome.” Explain whether you consider these service contracts to be within the scope of SOP 81—1, as discussed in paragraph 11 and footnote I of the SOP. If not, explain your basis for recognizing revenue based on labor hours.

The Company has deleted references to service income since it is not applicable.

•
Provide us with a more detailed discussion of your policies for “revenue from construction contract” on page F-9. Clarify whether this disclosure is related to a single contract or all of your construction contracts. Explain the nature of a “Hand—over Minute and Summary of amount,” including who prepares this document and who certifies it. Clarify its relation to the customer verification process described in the following sentence. Explain in more detail what the customer is verifying. Explain how this discussion relates to the discussion of engineering and construction contract revenues and the percentage-of-completion method in the following paragraph. Ti is not clear whether these paragraphs are meant to address the same types of contracts.

The Company has made revisions in accordance with the Staff’s comment. See page F-9 of the Registration Statement.

•	Explain how the disclosure on page 1 8 that revenue from services are recognized when provided and “accepted by the customer” fits into your discussion of verification on page F-9. discussed above.

The Company has deleted references to service income since it is not applicable.

•
Reconcile your response to prior comment 41 that engineering and construction services “are not separated from the respective agreements for the purpose of calculating gross profit.” with your disclosure on page 19 that “contracts are segmented between types of services such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered.” Provide a detailed explanation of this disclosure, addressing the method of accounting, as well as the nature of your contracts and services.

The disclosure has been revised to state that contracts are not segmented between engineering and construction services. See page 18 of the Registration Statement.

•
You state, “The portion of revenue related to warranty ranging 5% to 10% depending on each contract is not recognized until the warranty period is matured.” Please explain the specific terms and conditions of this warranty feature, as well as the nature of the contracts that include such a provision. Explain whether the warranty is an agreement to remedy defects in the construction services or whether it is a service contract and considered a separate deliverable. Tell us the accounting literature supporting your accounting treatment and discuss any assumptions underlying your estimates of warranty costs.

The Company has made revisions in accordance with the Staff’s comment. See page F-9 of the Registration Statement. Pursuant to SAB 104, the Company did not recognize the warranty portion of revenue retained by the customer per contract since the collectibility of the portion of revenue related to warranty is not assured and conditional.

12. We note your discussion of development projects on pages 5 and 23. Please clarify whether you have generated any revenue to date from real estate operations, including rental operations and the development of buildings or commercial areas for rental or sale. Explain how your revenue recognition disclosures apply to these projects.

The Company has added disclosure to the effect that to date no revenues have been generated from these projects. See pages 5 and 23 of the Registration Statement.

Note 11 — Income Tax, page F-16

13. Given that your 2006 income tax expense of $258,000 represents 32% of your income before taxes and minority interest, please explain to us how you concluded your effective tax rate was 0% for the your ended December 31, 2006. Furthermore, we note that you had a net operating carry forward and valuation allowance of $13,000 as of December 31, 2005. We note for the year ended December 31, 2006, both arc zero. We assume that at some point during 2006 you reversed the valuation allowance and then utilized your deferred tax asset of $l3,000. Please clarify.

The Company has revised the disclosure to show the correct amount of deferred tax assets and to clarify the valuation allowance applied to losses from operations. See page F-16 of the Registration Statement.

Exhibit 21

14. Please clarify your statement “Cavico hold minority and not involving in management.”

The Company has revised Exhibit 21 by deleting the relevant section since it relates to entities in which the Company holds minority interests only.

Please contact the undersigned at 212-981-6766 if you require any additional information.

Very truly yours,

/s/ Louis A. Brilleman